Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco, GE Hitachi and Global Nuclear Fuel to Examine Potential Collaboration to Support BWRX-300 Small Modular Reactor Deployment

Saskatoon, Saskatchewan, Canada, July 7, 2021    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ), GE Hitachi Nuclear Energy (GEH) and Global Nuclear Fuel-Americas (GNF-A) have entered into a Memorandum of Understanding to explore several areas of cooperation to advance the commercialization and deployment of BWRX-300 small modular reactors (SMRs) in Canada and around the world.

“Nuclear power will play a massive role in the global shift to zero-carbon energy, generating a lot of momentum for emerging SMR and advanced reactor technologies,” said Cameco president and CEO Tim Gitzel. “Cameco intends to be a go-to fuel supplier for these innovative reactors. We’re looking forward to working with GEH and GNF to see what opportunities might exist around their novel SMR design.”

Cameco supplies uranium, uranium refining and conversion services to the nuclear industry worldwide and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors.

“We are excited to explore opportunities with Cameco to advance the commercialization of the BWRX-300,” said Jay Wileman, President & CEO, GEH. “As we work to bring the world’s first grid-scale SMR to Canada we will continue to identify strategic partners whose capabilities will support the deployment of this game-changing technology in Canada and worldwide.”

“BWR and CANDU fuel types are closely related as both use similar cladding materials as well as ceramic, uranium dioxide fuel pellets so this type of collaboration offers the potential to extract significant synergies between the two fuel designs and manufacturing processes, enabling the expansion of Canada’s local fuel supply chain capabilities,” said Lisa McBride, Canada SMR Country Leader for GEH.

The BWRX-300 is a 300 MWe water-cooled, natural circulation SMR with passive safety systems that leverages the design and licensing basis of GEH’s U.S. NRC-certified ESBWR. Through dramatic and innovative design simplification, GEH projects the BWRX-300 will require significantly less capital cost per MW when compared to other SMR designs.

By leveraging the existing ESBWR design certification, utilizing the licensed and proven GNF2 fuel design, and incorporating proven components and supply chain expertise, GEH believes the BWRX-300 can become the lowest-risk, most cost-competitive and quickest to market SMR.

An independent report by PwC Canada, commissioned by GEH, estimates that the construction and operation of the first BWRX-300 in Ontario is expected to generate approximately $2.3 billion in Gross Domestic Product (GDP), $1.9 billion in labour income and more than $750 million in federal, provincial and municipal tax revenue over its lifespan. The report estimates that each subsequent BWRX-300 deployed in Ontario and other provinces is expected to further generate more than $1.1 billion in GDP and more than $300 million in tax revenue.

This MOU is not exclusive and does not preclude GEH or Cameco from pursuing similar arrangements with other companies in the nuclear energy sector.

About Cameco

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

About GE Hitachi Nuclear Energy

GE Hitachi Nuclear Energy (GEH) is a world-leading provider of advanced reactors and nuclear services. Established in 2007, GEH is a global nuclear alliance created by GE and Hitachi to serve the global nuclear industry. The nuclear alliance executes a single, strategic vision to create a broader portfolio of solutions, expanding its capabilities for new reactor and service opportunities. The alliance offers customers around the world the technological leadership required to effectively enhance reactor performance, power output and safety. Follow GEH on LinkedIn and Twitter.

About GNF

Global Nuclear Fuel (GNF) is a world-leading supplier of boiling water reactor fuel and fuel-related engineering services. GNF is a GE-led joint venture with Hitachi, Ltd. and operates primarily through Global Nuclear Fuel-Americas, LLC in Wilmington, N.C., and Global Nuclear Fuel-Japan Co., Ltd. in Kurihama, Japan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements considered to be forward-looking information or forward-looking statements under Canadian and U.S. securities laws (which we refer to as forward-looking information), including: the intention of GEH, GNF-A and Cameco to explore areas of cooperation to advance the commercialization and deployment of SMRs in Canada and around the world; the intention of GEH to continue to identify strategic partners to support the deployment of this technology; the expectation of a global shift to zero-carbon energy, the role that nuclear power will play, the implications for emerging SMR and advanced reactor technologies, and Cameco’s intentions regarding acting as a fuel supplier for those reactors; the expectation that this collaboration may lead to the realization of synergies between the BWR and CANDU fuel types and manufacturing processes, which would expand fuel supply chain capabilities; GEH’s expectation that the BWRX-300 will require significantly less capital cost per MW when compared to other SMR designs, and its belief that the BWRX-300 can become the lowest-risk and quickest to market SMR; and the estimate that the construction and operation of the first BWRX-300 in Ontario would generate approximately $2.3 billion in Gross Domestic Product (GDP), $1.9 billion in labour income and more than $750 million in federal, provincial and municipal tax revenue over its lifespan, and that each subsequent BWRX-300 would further generate more than $1.1 billion in GDP and more than $300 million in tax revenue. This forward-looking information is based on a number of assumptions, including assumptions regarding: the assumption that GEH, GNF-A, Cameco and other potential strategic partners of GEH will be able to collaborate successfully to advance the commercialization and deployment of SMRs in Canada and around the world; the assumption that a global shift to zero-carbon energy will occur, that nuclear power will play a role in that shift, including SMR and advanced reactor technologies; the assumption that Cameco will be successful in acting as a fuel supplier for those reactors; assumptions about potential synergies between the BWR and CANDU fuel types which would be helpful in expanding fuel supply chain capabilities; assumptions regarding capital costs and time to market for the BWRX-300; and assumptions regarding the impact of the construction of the first and subsequent BWRX-300 reactors in Ontario in terms of GDP, labour income and tax revenue. This information is subject to a number of risks, including: the risk that GEH, GNF-A and Cameco will not be successful in advancing the commercialization and deployment of SMRs through their mutual collaboration, or otherwise; the risk that a global shift to zero-carbon energy does not occur, or does not occur as quickly as expected; the risk that nuclear power, and in particular SMR and advanced reactor technologies, does not play as significant a role as expected in a shift to zero-carbon; the risk that Cameco will not be successful in acting as a fuel supplier, either because the expected demand does not develop, or because Cameco is unable to compete successfully against other suppliers; the risk that expected synergies between BWR and CANDU fuel types cannot be identified or successfully exploited to expand fuel supply chain capabilities; the risk that capital costs will be higher than expected, and that it will take longer than expected, to bring the BWRX-300 to market; and the risk that construction of BWRX-300 reactors will not yield the expected increases in GDP, labour income or tax revenue. The forward-looking information in this news release represents our current views, and actual results may differ significantly. Forward-looking information is designed to help you understand our current views, and may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

- End -

Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com